                                                                     EXHIBIT 6.1

                               PURCHASE AGREEMENT


         THIS PURCHASE AGREEMENT (this "Agreement") is made as of the 27th day of October, 2000, by and between AWG, LTD., a Nevada corporation ("AWG"), and KENNETH E. LARID AND GAIL LAIRD AS TRUSTEES OF THE LAIRD FAMILY TRUST ("Purchaser").

                                R E C I T A L S

         A. AWG owns and desires to sell to Purchaser certain real property comprised of approximately fifty three (53) acres located in Napa County commonly referred to as Accessor's Parcel Number 36-170-03 (the "Napa Parcel").

         B. AWG currently owns and operates a wine production and sales business under the name "Andretti Winery" on the Napa Parcel (the "Business").

         C. Purchaser desires to purchase from AWG, and AWG desire to sell to Purchaser, the Napa Property and certain improvements thereon as set forth more specifically in Section 1.1 herein.

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

                                    ARTICLE 1

                            PURCHASE, SALE AND LEASE

         1.1 Purchase and Sale of Real Property, Improvements and Gross Revenue Participation; Discounts by Purchaser.


                  (a) The following shall occur at the Closing:

                           (i) AWG shall sell and Purchaser shall purchase all of the real property in the County of Napa, State of California, referred to as Assessor's Parcel No. 36-170-03 and specifically described in Exhibit "A" hereto, together with all of the buildings and structures on such real property (including, but not necessarily limited to, the vineyard house, storage barns, tasting room, guest house) and all easements, rights of way, water rights, appurtenances and other claims or rights appurtenant or incidental to such real property (the "Property"). At the Closing, AWG shall convey good and marketable title free of any liens, encumbrances, leases, easements, restrictions, rights, covenants and conditions except the matters (the "Permitted Exceptions") shown as exceptions (other than deeds of trust, mortgages, financing statements or other liens except liens for current taxes not yet due and payable) in Preliminary Report No. ________ dated as of __________________, 2000 (the "Preliminary Report") issued by First




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         American Title Company of Napa (the "Title Company"), to the Purchaser
         by a duly executed and acknowledged grant deed. AWG shall fully pay, perform, discharge and release of record all deeds of trust, mortgages, financing statements and liens (including any prepayment or other charges due on account of such releases) except for current taxes not yet due and payable, affecting the Property. Notwithstanding anything herein to the contrary, the Property shall not include any personal property, equipment, wine or other inventory or any tradename of AWG (the "Excluded Property").

                           (ii) Purchaser and AWG shall execute an agreement to lease approximately three (3) acres of the Napa Parcel back to AWG (the "Lease"). The leased three (3) acre portion of the Property shall include the vineyard house, tasting room, back barn, storage units and the supplemental living quarters (the "Leased Premises"). The term of the Lease will be ten (10) years with two separate five (5) year AWG options to renew on terms and conditions which represent the lower of fair market at the time of exercise of the option to renew or the continuation of the then exiting Lease rate terms. The rent during the first term of the Lease shall be twelve percent (12%) of Purchaser's Invested Capital in the Leased Assets. Initially, Purchaser shall be deemed to have invested two million five hundred thousand dollars ($2,500,000) in Leased Assets as a part of the Purchase Price. Such invested capital shall increase in the event any capital improvements or repairs are made by Purchaser as a result of a requirement under the Lease or by applicable law or pursuant to Purchaser's good faith determination that a capital improvement or repair is necessary or desirable. Prior to any capital improvements or repairs to the Leased Premises, Purchaser agrees to discuss such improvements and/or repairs with AWG. Purchaser shall have the sole right to construct a wine production and storage facility under the existing Napa County Use Permit relating to the Property but such facility (which will be built by Purchaser when and if Purchaser determines it is necessary to do so) shall be built on the Property outside of the Leased Premises and costs incurred by Purchaser in constructing such facility shall not be deemed capital invested in the Leased Premises. Rent shall be payable monthly (so that 1% of the Invested Capital in the Leased Assets shall be paid each month). Rent payable during the initial term of the Lease shall be increased annually by a fraction (if larger than zero) which has as its numerator the Consumer Price Index for the San Francisco Bay Area during July of the adjustment year and as its denominator the Consumer Price Index for that area during July, 2000, provided however, this increase shall not exceed 3.5% per annum. The Lease shall be a triple-net lease providing that AWG pays all insurance, taxes, maintenance and other expenses in any way related to the Leased Property and its use. The Lease shall contain all customary provisions including AWG's agreement to maintain the Leased Premises in good condition, to comply with applicable law and permits, to promptly pay sums when due, and so forth.

                           (iii) Purchaser shall purchase from AWG the right to receive five percent (5%) of AWG's gross revenue from the leases Premises, including



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

         tasting room and hospitality sales, and all other revenue excluding grape or bulk wine sales, and the sale of wine, including internet sales, by AWG to wholesalers, retailers or distributors (the "Gross Revenue Participation"). The Gross Revenue Participation shall be paid to Purchaser with respect to each year in accordance with the terms of the Lease. The Gross Revenue Participation shall terminate if the Lease terminates for any reason without being extended.

                           (iv) Within 18 months following the Closing Purchaser agrees to obtain conceptual drawings for an approximate 24,000 square foot winery on the Property and apply for an amendment to the current use permit to allow for annual production of approximately 240,000 gallons of wine. Purchaser agrees that approximately 120,000 gallons of this total will be reserved for the making of wine for AWG labels. Actual construction of the winery will commence upon mutual agreement between AWG and Purchaser.

                  (b) The following shall occur after the Closing:

                           (i) Purchaser shall provide bottling and other productions services to AWG at a meaningful discount, the amount of which shall be mutually agreed in writing.

                           (ii) Purchaser shall procure and sell grapes to AWG for AWG wine production at a meaningful discount, the amount of which shall be mutually agreed in writing.

         1.2 Purchase Price. Subject to the terms and conditions of this Agreement, at the closing, the aggregate purchase price to be paid by Purchaser to AWG for the Property and Gross Revenue Participation shall be Six Million Seven Hundred Fifty Thousand dollars ($6,750,000) (the "Purchase Price").

         1.3 Payment. Purchaser shall pay the Purchase Price to AWG in cash or certified funds at the Closing.

                                    ARTICLE 2

                               LIABILITIES OF AWG

         2.1 No Assumption of Liabilities. It is expressly understood and agreed that the Purchaser does not and shall not assume nor shall it be liable for any liability, obligation, or claim against AWG of any kind or nature, at any time existing or asserted, whether or not accrued, whether fixed, contingent or otherwise, whether known or unknown, and whether or not recorded on the books and records of AWG, arising out of or by reason of this or any other transaction or event occurring prior or subsequent to the Closing, including, but not limited to, operation of the Business on the Leased Premises. AWG shall pay or make adequate provision for the payment of all of the liabilities of AWG of every kind and nature arising from or related to the Property, Leased Premises




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

or Business and AWG shall indemnify Purchaser, as provided by Section 10.2(a), with respect to all such liabilities, obligations, and claims against AWG.

                                    ARTICLE 3

                      REPRESENTATIONS AND WARRANTIES OF AWG

         AWG represents and warrants to Purchaser that, except as set forth in the Schedules to this Agreement:

         3.1 Organization and Authority. AWG (i) is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and (ii) has full corporate power and authority to own, sell and lease the Property and operate the Business.

         3.2 Power and Authority. AWG has the requisite corporate power to execute, delivery and carry out all the terms and provisions of this Agreement and to perform its obligations under this Agreement. On or prior to the Closing Date, AWG shall have taken, or caused to have been taken, all necessary action to authorize AWG's execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. This Agreement constitutes, and upon the execution and delivery by AWG of the other agreements among the parties referred to herein and each instrument and certificate delivered by AWG pursuant hereto, and assuming the due execution and delivery by the other parties hereto, such agreements, instruments and certificates shall constitute, the legal, valid and binding obligations of AWG, enforceable against AWG in accordance with their respective terms, except as such obligations and enforceability are limited by bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors' rights generally, and by general equitable principles.

         3.3 Absence of Conflicts. Other than any conflicts, violations or defaults which would not reasonably be expected to have a material adverse effect on the financial condition or results of operations of Purchaser's use of the Property as a vineyard and winery or of the condition of the Property, taken as a whole (a "Material Adverse Effect"), the execution and delivery of this Agreement by AWG, the compliance by AWG with the terms and conditions hereof and the consummation by AWG of the transactions contemplated hereby will not (a) conflict with, or result in a violation of, any provision of the Certificate of Incorporation or Bylaws of AWG, (b) constitute a default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under any contract or agreement, (c) to the best of AWG's knowledge, violate any provision of, or require any consent, authorization or approval under, any law or administrative regulation or any judicial, administrative or arbitration order, award, judgment, writ, injunction or decree applicable to AWG, the Property or the Business, or any governmental permit or license issued to AWG,
(d) conflict with or result in a breach of or require any consent, authorization or approval (other than those required to be obtained which have been, or prior to the Closing will be, duly obtained by AWG) under, any indenture, mortgage, lien, lease, agreement or instrument to which AWG is a party or by which it or the Property are bound, (e) result in the creation of any lien upon any of the Property, (f) give to any other natural person, corporation, business trust, association, partnership, limited liability company, joint venture, governmental entity or any other entity (each, a "Person") any rights or interests (including rights of purchase, termination or cancellation) under any contract, lien, or instrument affecting the Property or Business or (g) otherwise adversely affect the contractual or other legal rights or privileges of AWG as they relate to the Property or the Business. There exists no contract or right of others relating to the Property, its crops, its farming operations or otherwise which will be burdensome upon Purchaser or the Property after the Closing or which would give any person a colorable claim against Purchaser, the Property or any crop there from or use thereof.

         3.4 Compliance with Laws. To the knowledge of AWG, except as listed or described on Schedule 3.4, the Business has not been conducted and is not being conducted, and AWG is not, nor has it been, in violation of, nor received any notice of any alleged violation of, or any citation for noncompliance with, any applicable federal, state or local statute, law, rule, regulation, ordinance, permit, order, decree of, or other lawful obligation imposed by, any court or governmental authority or instrumentality ("Law").

         3.5 Insurance. The insurance policies currently carried by AWG provide such coverage against risk of loss, with respect to the Business and Property, in such amounts as are customary for ownership of property similar in value and size of the Property and for companies of established reputation engaged in the same or similar business as the Business and similarly situated.

         3.6 Real Property. (a) AWG has title to the Property free and clear of all liens other than (i) liens listed or described on Schedule 3.6, (ii) liens and other encumbrances in the Property referred to in the Preliminary Report,
(iii) Permitted Exceptions, and (iv) easements, covenants, rights-of-way and other encumbrances or restrictions, whether recorded or unrecorded, which do not materially impair the continued use of the Property for the Business as presently conducted.

                  (b) No condemnation proceedings are pending, or to the knowledge of AWG, threatened, with respect to any of the Property, nor has any such property been condemned.

                  (c) All improvements on the Property, including buildings, vines, irrigation systems, wells, frost protection systems, utilities and roads are in good condition and repair, free of disease and infestation, and do not require any substantial repair or replacement as of the Closing.

                  (d) The varieties of vines and their sources are accurately reflected in the books, records and reports of AWG (which Purchaser shall be entitled to retain).



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

         3.7 Litigation. There are no lawsuits, claims or administrative or other proceedings ("Legal Proceedings") pending or to the best of AWG's knowledge threatened against AWG with respect to the Business or Property, except for Legal Proceedings which, if determined adversely, would not reasonably be expected to have a Material Adverse Effect. To the best of AWG's knowledge, AWG is not in default under the terms of any judgment, order or decree of any court, governmental body or agency or instrumentality thereof ("Governmental Entity") with respect to the Business or Property (collectively, "Orders"). No neighbors, political organizations or other interested parties have notified AWG that AWG's property, operations or practices are improper or unlawful. For the purposes of this Agreement, "to the best of AWG's knowledge" means the knowledge of Mack Jennings.

         3.8 Consents. All consents, authorizations and approvals of any Governmental Entity or any arbitrator or any other person to or as a result of, the consummation of the transactions contemplated by this Agreement that are necessary in connection with the Business as currently conducted and as proposed to be conducted ("Consents"), except for those Consents which would not reasonably be expected to have a Material Adverse Effect, have been obtained by AWG.

         3.9 Environmental Matters. To the best of AWG's knowledge, except as disclosed on Schedule 3.9:

                  (a) In respect of the Business and Property, AWG is in compliance with all Environmental Laws, except for violations of Environmental Laws that would not reasonably be expected to have a Material Adverse Effect;

                  (b) In respect of the Business and Property, AWG holds, and is in compliance with, all permits required under Environmental Laws, except for the absence of, of noncompliance with, such permits that would not reasonably be expected to have a Material Adverse Effect;

                  (c) Prior to the date of this Agreement, AWG has not received any written notice of the institution or pendency of any lawsuit, action, proceedings, investigation or claim by any third party alleging environmental liability arising from or relating to the conduct of the Business or ownership of the Property, except for such matters that would not reasonably be expected to have a Material Adverse Effect.

         For purposes of this Section 3.9, the term "Environmental Laws" shall mean any and all federal, state and local laws, statutes, ordinances, rules, regulations, and any judicial or governmental order, decrees, rulings, actions and agreements which are related to the contamination, remediation or protection of human health and safety or the environment.

         3.10 Permits, Licenses, Etc. To the best of its knowledge, AWG possesses, and is operating in compliance with, all zoning and other franchises, licenses, permits



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

(including conditional use and other similar permits), certificates, authorizations, rights and other approvals of governmental bodies, agencies and instrumentalities thereof necessary to conduct the Business as currently conducted (the "Permits"). Schedule 3.10 herein contains a true and complete list of all Permits.

         3.11 Brokerage Obligations. No broker, finder, investment banker or financial advisor has acted directly or indirectly for AWG, nor has AWG incurred any obligation to pay any brokerage or finder's fee or other commission or similar fee in connection with the transactions contemplated by this Agreement. AWG shall indemnify and hold harmless Purchaser with respect to any and all claims for broker's fees, finder's fees, commissions, or similar fees arising out of or related to the transactions under this Agreement.

         3.12 Non-Foreign Status. AWG is not a "foreign person" within the meaning of Section 1445 of the Code.

         3.13 Material Misstatements or Omissions. No representation or warranty of Seller made in this Agreement, nor any documents, statement, certificate or other information furnished or to be furnished to Purchaser by or on behalf of AWG pursuant hereto or in connection with the transactions contemplated hereby, contains (or will when furnished contain) any untrue statement of a material fact, or omits (or will then omit) to state a material fact necessary in order to make the statement of facts made therein not misleading.

                                    ARTICLE 4

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

         Purchaser hereby represents and warrants to AWG as follows:

         4.1 Organization and Authority. Purchaser has full power and authority to own and lease the Property.

         4.2 Power and Authority. Purchaser has the requisite power to execute, delivery and carry out all the terms and provisions of this Agreement and to perform its obligations under this Agreement. This Agreement constitutes, and upon the execution and delivery by Purchaser of the other agreements among the parties referred to herein, and assuming the due execution and delivery by the other parties hereto, such agreements, instruments and certificates shall constitute, the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, except as such obligations and enforceability are limited by bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors' rights generally and by general equitable principles.

         4.3 Absence of Conflicts. Other than any conflicts, violations or defaults which would not reasonably be expected to have a material adverse effect on the financial condition of Purchaser, the execution and delivery of this Agreement by Purchaser, the compliance by Purchaser with the terms and conditions hereof and the consummations by Purchaser of the transactions contemplated hereby will not, in any material respect to the best of Purchaser's knowledge, violate any provision of, or require any consent, authorization or approval under, any law or administrative regulation or any judicial, administrative or arbitration order, award, judgment, writ, injunction or decree applicable to Purchaser, or any governmental permit or license issued to Purchaser.

         4.4 Financial Capacity. Purchaser has cash on hand sufficient to satisfy all of its obligations under this Agreement in accordance with its terms and timing.

         4.5 Brokerage Obligations. No broker, finder, investment banker or financial advisor has acted directly or indirectly for Purchaser, nor has Purchaser incurred any obligation to pay any brokerage or finder's fee or other commission or similar fee in connection with the transactions contemplated by this Agreement. Purchaser shall indemnify and hold harmless AWG with respect to any and all claims for broker's fees finder's fees, commissions, or similar fees arising out of or related to the transactions under this Agreement.

                                    ARTICLE 5

                                COVENANTS OF AWG

         5.1 Obtaining Approvals. AWG shall use commercially reasonable efforts to obtain (and to cooperate with Purchaser in obtaining) any consent, authorization or approval of, or exemption by, any Governmental Entity required to be obtained or made by AWG in connection with the transactions contemplated by this Agreement, and shall use commercially reasonable efforts to obtain prior to the Closing each consent to, and authorization or approval of any other person or entity to or as a result of, the consummation of the transactions contemplated hereby. AWG shall during the term of the Lease maintain and if necessary obtain all permits necessary or desirable under applicable law and regulations to operate the Business on the Leased Premises and shall comply with all the terms and conditions of such permits (including any law or regulation upon which the permit is based.).

         5.2 Tax Assessments and Audits. AWG shall furnish promptly to Purchaser a copy of all notices of proposed assessment or similar notices or reports that are received from any taxing authority and which relate to the operations of the Business or ownership of the Property for periods ending on or prior to the Closing Date.

         5.3 Satisfaction of Conditions Precedent. AWG shall use its commercially reasonable efforts to bring about the satisfaction of the conditions precedent to the Closing set forth in Article 7.2 of this Agreement.

         5.4 Due Diligence Period. Purchaser shall have a forty-five (45) day period in which to conduct its due diligence review of the Property (the "Due Diligence Period").


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In the event that Purchaser cannot conclude its due diligence review within said forty five (45) day period, Purchaser may extend the review period for up to another thirty (30) days by providing a written notice of extension to AWG prior to expiration of the forty five (45) day period.

         5.5 Access to Property. During the Due Diligence Period, AWG shall permit, and shall cause its officers, key employees and advisors to permit, Purchaser and its representatives and agents access to the Property during normal business hours to perform appraisals, inspections and testing. AWG shall fully cooperate with the Purchaser and its representatives. Purchaser shall provide AWG prior notice of any testing to be conducted on the Property and shall obtain the prior written approval of AWG of the locations and methodology of such testing, which approval shall not be unreasonably withheld. Purchaser shall pay all of the expenses for such tests. After making any such tests in inspections, Purchaser agrees to restore the Property to its condition prior to such tests and inspections.

         5.6 Revenues. AWG shall use its best efforts to maximize the revenues from the Leased Property and shall in no event divert revenue producing activities or opportunities to places other than the Leased Property if AWG could cause them to be located at the Leased Property. Purchaser shall be entitled to reasonable notice to review the books and records of AWG and its affiliates as they relate to revenue which are or could be from the Leased Property. In any event, AWG shall provide Purchaser a monthly report (no later than 30 days after each month) specifying the type and amount of revenue generated from the Leased Property.

                                    ARTICLE 6

                             COVENANTS OF PURCHASER

         6.1 Compliance with Legal Requirements. Purchaser shall comply promptly with all requirements that applicable law may impose upon it with respect to the transactions contemplated by this Agreement, and shall cooperate promptly with, and furnish information to, AWG in connection with any such requirements.

         6.2 Obtaining Approvals. Purchaser shall use commercially reasonable efforts to obtain any consent, authorization of approval of, or exemption by, any Governmental Entity required to be obtained or made by Purchaser in connection with the transactions contemplated by this Agreement.

         6.3 Satisfaction of Conditions Precedent. Purchaser shall use its commercially reasonable efforts to bring about the satisfaction of the conditions precedent to Closing set forth in Article 7.1 of this Agreement.




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

                                    ARTICLE 7

                         CONDITIONS PRECEDENT TO CLOSING

         7.1 Conditions if Purchaser. Notwithstanding any other provision of this Agreement, the obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, at or prior to the Closing, of the following conditions:

                  (a) No preliminary or permanent injunction or other order by any United States Federal or state court or by any Governmental Entity that prevents the consummation of the transactions contemplated by this Agreement shall have been issued and remain in effect, nor shall any proceeding therefor have commenced, nor shall any legislative action which would accomplish such a result have been taken or instituted;

                  (b) The representations and warranties of AWG in this Agreement shall be true and correct on and as of the Closing Date in all material respects with the same effect as if made on the Closing Date and AWG shall have complied in all material respects with all covenants and agreements and satisfied all conditions to be performed on or prior to the Closing Date;

                  (c) Any approval, consent or waiting period required by any governmental agency or authority necessary or material to the consummation of the transactions contemplated hereby shall have been obtained or expired, as the case may be;

                  (d) Purchaser shall have received a certificate of AWG substantially in a form approved by Purchaser relating to satisfaction of 7.2; and

                  (e) AWG shall have delivered to Purchaser each of the items set forth in Section 8.3.

                  (f) Purchaser shall in its discretion have approved the results of its Due Diligence investigation.

         7.2 Conditions of AWG. Notwithstanding any other provision of this Agreement, the obligations of AWG to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, at or prior to the Closing, of each of the conditions set forth in subsections (a) and (c) of Section 7.1 hereof and the following conditions: The representations and warranties of Purchaser AWG in this Agreement shall be true and correct on and as of the Closing Date in all material respects with the same effect as if made on the Closing Date and Purchaser AWG shall have complied in all material respects with all covenants and agreements and satisfied all conditions to be performed on or prior to the Closing Date.


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

                                    ARTICLE 8

                                   THE CLOSING

         8.1 Closing. The Closing shall take place at 809 Coombs Street, Napa, California no later than 5:00 p.m. on December 12, 2000 (the "Closing Date"). The parties agree that they shall take such actions, including the delivery of documents, in order to facilitate completion on the Closing Date of all of the transactions contemplated hereby.

         8.2 Deliveries of Purchaser. At the Closing, Purchaser shall deliver the Purchase Price to AWG.

         8.3 Deliveries of AWG. At the Closing, AWG shall deliver to Purchaser:

                           (i) all bills of sale, warranty and other deeds, endorsements, assignments and other instruments as Purchaser may deem reasonably necessary or appropriate to sell, convey, assign, transfer and deliver to Purchaser good title to all the Property; and

                           (ii) those authorization documents evidencing AWG's ability to enter into this Agreement and consummate the transactions contemplated hereunder as well as any and all certificates required under state and federal tax laws, as reasonably requested by Purchaser.

                                    ARTICLE 9

                        TERMINATION, AMENDMENT AND WAIVER

         9.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated any time prior to the Closing
Date:

                  (a) By the written mutual consent of Purchaser and AWG;

                  (b) By either Purchaser or AWG if the Closing has not occurred on or before 5:00 p.m. on December 12, 2000; provided the failure to consummate the transactions contemplated by this Agreement on or before such date did not result from the failure by the party seeking termination of this Agreement to fulfill any undertaking or commitment provided for in this Agreement that is required to be fulfilled before the Closing; or

                  (c) By either Purchaser or AWG if there shall have been entered a final, nonappealable order or injunction of any Governmental Entity restraining or prohibiting the consummation of the transactions contemplated by this Agreement or any material part thereof.

         9.2 Other Termination by AWG. This Agreement may be terminated at any time prior to the Closing by AWG if: (a) any of the representations or warranties of Purchaser contained in this Agreement shall prove to be inaccurate or untrue in any material respect when made; (b) any obligation, term or condition to be performed, kept or observed by Purchaser under this Agreement has not been performed, kept or observed in any material respect at or prior to the time specified in this Agreement; or (c) if any of the conditions in Section
7.2 have not been satisfied as of the Closing or if satisfaction of such a condition becomes impossible (other than through the failure of AWG to comply with its obligations under this Agreement) and AWG has not waived such condition on or before the Closing.

         9.3 Other Termination by Purchaser. This Agreement may be terminated at any time prior to the Closing by Purchaser if: (a) any of the representations or warranties of AWG contained in this Agreement shall prove to be inaccurate or untrue in any material respect when made; (b) any obligation, term or condition to be performed, kept or observed in any material respect at or prior to the time specified in this Agreement; or (c) if any of the conditions in Section 7.1 have not been satisfied as of the Closing or if satisfaction of such a condition becomes impossible (other than through the failure of Purchaser to comply with its obligations under this Agreement) and Purchaser has not waived such condition on or before the Closing.

         9.4 Effect of Terminations. If either party terminates this Agreement pursuant to any of Sections 9.1, 9.2 and 9.3, all rights and obligations of the parties hereto shall terminate without any further liabilities of either party to the other; provided that the provisions of the Agreement with respect to confidentiality of information, public announcements, and brokerage and similar fees, and all dispute resolution provisions shall survive termination; and provided further that any termination of this Agreement pursuant to any of Sections 9.1(b), 9.2 or 9.3 by reason of the failure to perform or comply with any covenant or other agreement contained herein shall not relieve the breaching or defaulting party of any liability to the other party for breach of contract. Any termination of this Agreement by reason of any breach of any representation or warranty shall not result in any liability for breach of contract to the other party hereto (it being understood that the non-breaching party's sole and exclusive remedy shall be to terminate this Agreement). Each party shall be responsible for payment of all of its own costs and expenses incurred in connection with this Agreement and the transactions contemplated herein.

         9.5 Amendment and Waiver. This Agreement may be amended at any time only by a written instrument executed by Purchaser and AWG. Any amendment effected pursuant to this Section 9.5 shall be binding upon the parties hereto. Compliance with or performance under any term, provision or condition of this Agreement may only be waived in writing by Purchaser, if the waiver of the term, provision or condition of this Agreement is sought against Purchaser, or by AWG, if the waiver of the term, provision or conditions of this Agreement is sought against AWG.

                                   ARTICLE 10

                          SURVIVAL AND INDEMNIFICATION

         10.1 Survival of Representations and Warranties. The representations, warranties, covenants and agreements of the parties hereto contained in this Agreement or in any writing delivered pursuant to the provisions of this Agreement or at the Closing shall survive any examination by or on behalf of any party hereto and shall survive the Closing and the consummations of the transactions contemplated hereby.

         10.2 Indemnification.

                  (a) AWG covenants and agrees to defend, indemnify and save and hold harmless Purchaser from and against any loss, cost, expense, liability, claim or legal damages (including, without limitation, reasonable fees and disbursements of counsel and accounts and other costs and expenses incident to any actual or threatened claim, suit, action or proceeding (each, an "Action") and all costs of investigation) (collectively, the "Damages") arising out of or resulting from: (i) any material breach of any representation, warranty, covenant or agreement made by AWG in this Agreement or in any writing delivered pursuant to this Agreement or at the Closing; (ii) the failure of AWG to perform or observe fully any covenant, agreement or provision required to be performed or observed by it pursuant to this Agreement, and (iii) in the event any Person asserts a claim against Purchaser arising out of the Business conducted by AWG on the Leased Premises.

                  (b) Purchaser covenants and agrees to indemnify and save and hold harmless AWG, together with its officers, directors, employees, partners, members, attorneys and representatives and each person who controls AWG within the meaning of the Securities Act, from and against any Damages arising out of or resulting from: (i) any material breach of any representation, warranty, covenant or agreement made by Purchaser in this Agreement or in any writing delivered pursuant to this Agreement or at the Closing; and (ii) the failure by Purchaser to perform or observe any covenant, agreement or condition required to be performed or observed by it pursuant to this Agreement.

                  (c) In the event that any indemnified party is made a defendant in or party to any action, suit, proceeding or claim, judicial or administrative, instituted by any third party for Damages (any such third party action, suit, proceeding or claim being referred to as a "Claim"), the indemnified party (referred to in this clause (c) as the "notifying party") shall give notice thereof as soon as practicable and in any event within thirty
(30) days after the indemnified party receives notice thereof. The failure to give such notice shall not affect whether an indemnifying party is liable for reimbursement hereunder unless such failure has resulted in the loss of material substantive rights with respect to the indemnifying party's ability to defend such Claim. The indemnifying party may contest and defend such Claim so long as the indemnifying party: (i) has a reasonable basis for concluding that such defense may be successful, (ii) diligently contests and defends such Claim, and (iii) as soon as practicable, indemnitor shall make a good faith effort to determine and inform the indemnified party of any reasonably anticipated basis upon which it might dispute its liability, or any portion thereof, to the indemnified party for any Damages which might be incurred or suffered as a result of such Claim. Notice of the intention to so contest and defend shall be given by the indemnifying party to the notifying party within twenty (20) business days after the notifying party's notice of such Claim. Such contest and defense shall be conducted by reputable attorneys employed by the indemnifying party and approved by the indemnified party (which approval will not be unreasonably withheld). The notifying party shall be entitled, at its own cost and expense (which expense shall not constitute Damages unless the notifying party reasonably determines that the indemnifying party is not adequately representing or, because of a conflict of interest, may not adequately represent, the interests of the indemnified parties, and has provided the indemnifying party with notice of such determination, and only to the extent that such expenses are reasonable), to participate in such contest and defense and to be represented by attorneys of its or their own choosing. If the notifying party elects to participate in such defense, the notifying party will cooperate with the indemnifying party in the conduct of such defense. Neither the notifying party nor the indemnifying party may concede, settle or compromise any Claim without the consent of the other party, which consent will not be unreasonably withheld or delayed in light of all factors of importance to such party. Notwithstanding the foregoing, if the indemnifying party fails to acknowledge in writing its obligation to provide indemnification in respect of such Claim, to assume the defense thereof with counsel reasonably satisfactory to the notifying party or to diligently contest and defend such Claim, then the notifying party alone shall be entitled to contest, defend and settle such Claim in the first instance (in which case, all expenses incurred in connection therewith shall constitute Damages) and, only if the notifying party chooses not to contest, defend or settle such Claim, the indemnifying party shall then have the right to contest and defend (but not settle) such Claim.

                  (d) In the event any indemnified party shall have a claim against any indemnifying party that does not involve a Claim, the indemnified party shall deliver a notice of such claim with reasonable promptness to the indemnifying party. The failure to give such notice shall not affect whether an indemnifying party is liable for reimbursement unless such failure has resulted in the loss of substantive rights with respect to the indemnifying party's ability to defend such claim, and then only to the extent of such loss. If the indemnifying party notifies the indemnified party that it does not dispute the claim described in such notice or fails to notify the indemnified party within thirty (30) days after delivery of such notice by the indemnified party whether the indemnifying party disputes the claim described in such notice, the Damages in the amount specified in the indemnified party's notice will be deemed to have been rejected, in which case the indemnified party will be free to pursue such remedies as may be available to the indemnified party on the terms and subject to the provisions of this Agreement.

                  (e) The foregoing indemnification provisions are in addition to, and not in derogation of, any statutory, equitable or common-law remedy any party may have for breach of representation, warranty, covenant or agreement; provided, however, that the rights and remedies in this Article 10 are intended to provide the exclusive remedy as to the matters addressed therein whether any such claim arises in contract or in tort.

                                   ARTICLE 11

                            MISCELLANEOUS PROVISIONS

         11.1 Complete Agreement. This Agreement, including the exhibits and schedules hereto, constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, between the parties hereto with regard to the subject matter hereof. This Agreement (a) is not intended to confer upon any Person any rights or remedies hereunder or with respect to the subject matter hereof except as specifically provided in this Agreement; (b) shall not be assigned by any party hereto without the prior written consent of the other party and (c) may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which counterparts shall together constitute a single agreement. Facsimile signatures shall be fully binding and effective for all purposes as if they were original signatures.

         11.2 Expenses. All costs and expenses, other than those described in
Section 10.2 hereof, including but not limited to legal, accounting, investment banking (if any) and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and the negotiation and execution thereof shall be paid by the party or parties incurring the same.

         11.3 Further Assurances. From time to time, as and when requested by either Purchaser or AWG, the other party will execute and deliver, or cause to be executed and delivered, all such documents and instruments as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

         11.4 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been received five business days after having been deposited in the United States mail and enclosed in a registered or certified post-paid envelope; one day after having been sent by overnight courier on a business day, or otherwise at the open of business on the next succeeding business day; when scanned by facsimile communications equipment of the sending party on a business day, or otherwise at the open of business on the next succeeding business day; or when personally delivered on a business day or otherwise at the open of business on the next succeeding business day; and, in each case, addressed to the respective parties at the addresses stated below, or to such other changed addresses that the parties may have fixed by notice in accordance herewith.

                  If to AWG or
                  the Representative:       Andretti Winery
                                            4162 Big Ranch Road
                                            Napa, CA  94558
                                            Attn:  Mack Jennings
                                            Telephone:  707-259-6777
                                            cc: Joseph F. Antonini
                                            1800 W. Maple Road
                                            Troy, MI  48084
                                            Telephone: 248-6144-3880

                  If to Purchaser:          Dickenson, Peatman & Fogarty
                                            809 Coombs Street
                                            Napa, CA 94558
                                            Attn: C. Richard Lemon
                                            Telephone: 707-252-7122
                                            Facsimile: 707-225-6876

         11.5 Governing Law. This Agreement is to be construed in accordance with and governed by the internal laws of the State of California (as permitted by Section 1646.5 of the California Civil Code, or any similar successor provision) without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of California to the rights and duties of the parties.

         11.6 Severability. Should any one or more of the provisions of the Agreement or of any agreement entered into pursuant to this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement and of each other agreement entered into pursuant to this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby; provided that the same may be so enforced without altering the intent of this Agreement.

         11.7 Arbitration. Except as provided in Section 11.7, any dispute between the parties arising out of this Agreement or the transactions contemplated hereby shall be fully and finally resolved by binding arbitration in San Francisco County, California, in accordance with the Commercial Arbitration Rules and practices of the American Arbitration Association ("AAA") from time to time in force. This agreement to arbitrate shall be specifically enforceable and is the exclusive remedy for the resolution of such disputes under this Agreement. Only individuals who are (i) lawyers engaged full-time in the practice of law and (ii) on the AAA register of arbitrators shall be selected as an arbitrator. There shall be one arbitrator who shall be chosen in accordance with the rules of the AAA. Within twenty (20) days after the conclusion of the arbitration hearing, the arbitrator shall prepare written findings of fact and conclusions of law. Judgment upon the award determined by the arbitrator shall be entered in state or federal court located in San Francisco County, California. The parties hereby submit to the exclusive jurisdiction of the courts so selected, to the exclusion of any other court which might have had jurisdiction apart from this Section 11.7, waive any defense of lack of in personam jurisdiction of such courts and agree that service of process in any action before such courts may be made by mailing it to the party to be served at the address provided for in Section 11.4. The arbitrator shall require the non-prevailing party to pay its full fees and expenses or, if in its opinion there is no prevailing party, its fees and expenses will be borne equally by the parties thereto. Each party to this Agreement covenants not to institute any Action in any court with respect to any matter under this Agreement other than in accordance with Section 11.7.

         11.8 Injunctive Relief; Indemnification. Notwithstanding Section 11.7,
(a) any party may bring a claim seeking specific performance by way of injunctive relief before a court of competent jurisdiction to enforce the provisions of this Agreement, (b) any party seeking to enforce a claim for indemnification may bring any claim of indemnification which is not resolved pursuant to Section 10.2 before a court of competent jurisdiction, and (c) in the event of any breach by either party of Section 11.7, the other party may seek injunctive relief from a court of competent jurisdiction to restrain any such breach.

         11.9 Waiver of Jury Trial. Each party hereby knowingly, intentionally and voluntarily waives trial by jury in any action or proceeding of any kind or nature in any court in which an action may be commenced by or against the other party arising out of this Agreement or the transactions contemplated hereby. Each party acknowledges that such waiver is made with full knowledge and understanding of the nature of the rights and benefits waived hereby, and with the benefit of advice of counsel.

         11.10 Attorneys' Fees. If any litigation or arbitration shall ensue between the parties concerning the interpretation of or performance under this Agreement, the prevailing party shall recover from the nonprevailing party or parties its reasonable attorneys' and other fees as fixed by the court or the arbitrator, as the case may be.

         11.11 Construction of Agreement. Any captions to, or headings of, the paragraphs of this Agreement are solely for the convenience of the parties hereto, are not a part of this Agreement, and shall not be used for the interpretations of this Agreement. Where the context so requires, words used in any gender shall be deemed to include other genders, and the singular number shall include the plural and vice versa. The recitals appearing at the beginning of this Agreement, and the Exhibits and Schedules attached hereto, are hereby incorporated into and are deemed to constitute a part of the operative text of this Agreement. Each party hereto and such party's counsel have had the full opportunity to review and comment upon, and have reviewed and commented upon, this Agreement, and any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply in the interpretation of this Agreement or any Exhibits or Schedules attached hereto.

         11.12 Assignment; Successors and Assigns. Each party shall have the right to assign, by operation of law or otherwise, all or any part of its interest in this Agreement with the other party's written consent, which consent shall not be unreasonably withheld.

Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment in violation of this Section 11.12 shall be void and of no effect.

         11.13 Time of Essence. Time of the essence of each and every term, condition, obligation, and provision hereof. All references herein to a particular time of day shall be deemed to refer to Pacific Standard Time.

         11.14 No Obligations to Third Parties. Except as otherwise expressly provided herein, the execution and delivery of this Agreement shall not be deemed to confer any rights upon, nor obligate any of the parties hereto to, any person or entity other than the parties hereto.

         11.15 No Partnership. No provision of this Agreement or the Lease shall be construed as creating a partnership or joint venture between Purchaser and AWG, or as creating an ownership interest by Purchaser in AWG or any portion of the Business conducted by AWG on the Leased Premises.

         IN WITNESS WHEREOF, AWG and Purchaser have executed this Agreement the day and year first above written.

                                              AWG:

                                              By:  /s/ M.H. Jennings
                                                   -----------------------------
                                              Name:  M.H. Jennings
                                                     ---------------------------
                                              Title:  CEO
                                                      --------------------------
PURCHASER:

/s/ Kenneth E. Laird
---------------------------

---------------------------

                                  SCHEDULE 3.4


1.       None.

                                  SCHEDULE 3.6


1. See Title Insurance Policy issued by North American Title Company, Inc., attached hereto.

                                  SCHEDULE 3.9

1.       See Environmental Report prepared by Ninyo & Moore, attached hereto.

                                  SCHEDULE 3.10


1.       See Permits attached hereto.

                                    EXHIBIT A


                                  DESCRIPTION:

The land referred to herein is situated in the State of California, County of Napa, and is described as follows:

COMMENCING AT A POINT ON THE NORTHEASTERN LINE OF THE COUNTY ROAD COMMONLY KNOWN AS THE "BIG RANCH ROAD", WHERE THE SAME IS INTERSECTED BY THE CENTER LINE OF A CERTAIN STONE DITCH RUNNING THROUGH LOT 12 AS SAID LOT IS SHOWN UPON THE MAP HEREINAFTER REFERRED TO, SAID POINT OF COMMENCEMENT BEING FURTHER DESCRIBED AS BEING THE POINT OF INTERSECTION OF SAID NORTHEASTERN LINE OF THE "BIG RANCH ROAD" WITH THE SOUTHEASTERN LINE OF THE 39.25 ACRE TRACT HERETOFORE CONVEYED TO L.L. JORDAN BY DEED OF RECORD IN BOOK 112 OF DEEDS, AT PAGE 18, RECORDS OF SAID NAPA COUNTY AND RUNNING THENCE FROM SAID POINT OF COMMENCEMENT, AND ALONG THE NORTHEASTERN LINE OF SAID COUNTY ROAD SOUTH 30(Degree)30' EAST 849.5 FEET TO THE SOUTHEASTERN LINE OF SAID LOT 12, THENCE NORTH 55(Degree) EAST AND ALONG THE SOUTHEASTERN LINE OF SAID LOT 12, A DISTANCE OF 46.90 CHAINS, MORE OR LESS, TO THE CENTER OF NAPA RIVER; THENCE UP SAID RIVER AND FOLLOWING MEANDERINGS OF THE CENTER LINE THEREOF TO THE SOUTHEASTERN LINE OF THE 33 ACRE TRACT COVEYED TO E.C. GADDINI BY DEED OF RECORD IN BOOK 110 OF DEEDS, AT PAGE 362, SAID NAPA COUNTY RECORDS, TENCE WESTERLY ALONG THE SOUTHEASTERN LINE OF SAID 33 ACRE TRACT TO A LARGE OAK TREE AND THENCE SOUTH 55 3/4(Degree) WEST AND ALONG THE SOUTHEASTERN LINE OF SAID GADDINI AND THE SOUTHEASTERN LINE OF PREMISES CONVEYED TO JORDAN HEREINABOVE REFERRED TO, 1697 FEET TO THE POINT OF COMMENCEMENT. BEING A PORTION OF LOT 12, AS SHOWN ON THAT CERTAIN MAP, DUPLICATE PLAT OF THE SAUSAL RANCHO, RECORDED NOVEMBER 21, 1864 IN BOOK 1 OF DEEDS AT PAGE 99, NAPA COUNTY RECORDS, AND BEING THE SAME AS SET FORTH ON RECORD OF SURVEY MAP NO. 3998, FILED FEBRUARY 2, 1987 IN BOOK 25 OF SURVEYS, PAGE 62, NAPA COUNTY RECORDS.

ASSESSORS PARCEL NO. 036-170-038


                                                               Order No. 1905615